Exhibit 99.1

Alitalia MilleMiglia Members Now Earn Miles at the New MilleMiglia Mall
Points.com Partners with Alitalia and Incentive Networks to Give MilleMiglia Members Miles when Shopping at their Favorite Retailer

TORONTO (January 30, 2012) – Points.com (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, is increasing earning opportunities for members of the Alitalia MilleMiglia program, with MilleMiglia Mall, the airline’s new online shopping mall. Program members will now earn extra miles for their everyday purchases, when shopping for hundreds of their favorite brands at www.millemigliamall.com.

The shopping mall, powered by Incentive Networks and Points.com, includes top European retailers such as the Apple Store, Carrefour, FNAC, Bol.it and Pixmania. The mall offers enhanced product search and displays relevant coupons and discounts for each merchant. After logging into the mall with their MilleMiglia account, members click through to their favorite merchant and make purchases as they normally do. MilleMiglia miles will be automatically deposited into the member’s account.

“This new online mall gives MilleMiglia members an opportunity to earn miles for a vast array of new items they purchase,” said Points.com CEO Rob MacLean. “We are excited to continue to grow our partnership with Alitalia and its MilleMiglia program by enabling this expansion into the international e-Commerce arena.”

The partnership with Points.com and Alitalia began in 2010. Under the existing relationship with Alitalia, Points.com provides MilleMiglia members the ability to buy, gift and transfer miles via Points.com’s industry-leading miles and points purchase platform.

“The new MilleMiglia Mall allows our customers to earn more miles simply by shopping online for products from many of the best brands in the world,” said Alfio Messina, Director Relationship Marketing & Loyalty Development at Alitalia. “Taking our affiliation with Points.com to the next level with this unique opportunity to turn regular purchases into miles is a logical step for us, as we continue to seek ways to make MilleMiglia the best frequent flyer program for our customers.”

“We are excited to be working with Points.com and Alitalia, providing MilleMiglia members a secure and easy way to use an online shopping mall that helps them earn miles faster,” said Drew Schulz, Managing Director at Incentive Networks.

Points.com is pleased to count the MilleMiglia Mall as one of the seven malls it operates across seven North American and European countries.

About Points.com

Points International Ltd. (TSX: PTS; Nasdaq: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com, the largest consumer rewards management platform that allows almost 3 million users to trade, exchange and redeem points, miles and rewards.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 50 partners worldwide.

Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

About Incentive Networks

Incentive Networks provides private-label, merchant-funded loyalty programs for affinity and membership organizations to enable their customers to shop easily and securely at more than 4,000 retailers worldwide. Incentive Network has clients such as Alitalia, Amtrak, Avios, British Airways, Boots, JetBlue, and Virgin Atlantic. The company provides the most comprehensive and customizable loyalty marketing platform available online. Partners can leverage the platform for everything from complimentary coupon content to a custom online mall where members or their causes earn incentives for every purchase. Incentive Networks is a division of Affinion Group, whose products increase customer loyalty and generate significant incremental revenue for many of the largest and most respected companies in financial services, retail, travel, and Internet commerce. Affinion holds the prestigious ISO 27001 certification for the highest information security practices, and is PCI compliant and Cybertrust certified. For more information on Incentive Networks visit: www.incentivenetworks.com or www.affinion.com

For more information contact:

Investor relations:
Laura Foster/Kimberly Esterkin
Addo Communications
T. 310-829-5400; E. lauraf@addocommunications.com; kimberlye@addocommunications.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com